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                                                                    EXHIBIT 3.15

                   MEGA MARTS, INC. ARTICLES OF INCORPORATION
   (Composite including all amendments and restatements through July 31, 2002)

Article I.   The name of the corporation is Mega Marts, Inc.

Article II.  The period of existence of the corporation shall be perpetual.

Article III. The corporation is authorized to engage in any lawful activity for which corporations may be organized under Chapter 180 of the Wisconsin Statutes and any successor provisions.

Article IV. The aggregate number of shares which the corporation shall have authority to issue is 35,800,000 shares of stock consisting of one class only, designated as "common stock" having a par value of one cent each.

Article V. The registered office of the corporation is located at 23000 Roundy Drive, Pewaukee, Wisconsin 53072 and the name of its registered agent at such address is Edward G. Kitz.

Article VI. The number of directors constituting the initial Board of Directors of the corporation shall be as provided in the By-Laws of the corporation. The number of directors of the corporation may be changed from time to time by the By-Laws of the corporation, but in no case shall be less than one (1).

Article VII. The name and address of the incorporator is David A. Ulrich, 6312
             S. 27th Street, Oak Creek, WI 53154.